ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 16, 2020	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Attn: Ryan Sutcliffe

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 333-237048, 811-23556

Dear Mr. Sutcliffe:

This letter sets forth the Registrant’s response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 1 (“PEA 1”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on April 15, 2020 with respect to Phaeacian Global Value Fund and Phaeacian Accent International Value Fund (each a “Fund” and, collectively, the “Funds”). The Staff’s comments were provided orally via telephone on June 3, 2020. For your convenience, we have summarized the text of the comments before the responses. Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.

We are also filing today, through EDGAR, Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A. The Pre-Effective Amendment has been electronically coded to reflect changes made from PEA 1.

General

1.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment.

Response: The Registrant respectfully notes the Staff’s comment.

Prospectus—Phaeacian Global Value Fund

2.

Comment: In light of the use of the term “global” in the Fund’s name, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: The Fund’s principal investment strategy is to give shareholders global exposure, while allowing the portfolio managers the flexibility of a wide geographic range to take advantage of valuation opportunities wherever they may be. In that regard, the Registrant has revised the description of the Fund’s principal investment strategies to state:

The portfolio managers will, under normal circumstances, seek to maintain a minimum of 20% of the Fund’s total assets invested in equity securities of companies domiciled in the United States and a minimum of 30% of the Fund’s total assets invested in equity securities of companies domiciled in jurisdictions outside of the United States, calculated at market value at the time of purchase.

Prospectus—Phaeacian Accent International Value Fund

3.

Comment: We note that “Risks Associated with Investing in Repurchase Agreements” is included as a principal risk of the Fund, but is not described in the Fund’s principal investment strategies. Please provide appropriate disclosure regarding how repurchase agreements fit into the Fund’s investment strategy.

Response: “Risks Associated with Investing in Repurchase Agreements” has been removed from the Fund’s principal risks.

Prospectus—Both Funds

Fees and Expenses/Example

4.

Comment: Please confirm whether the Funds’ investment manager may recoup expenses that were previously waived or reimbursed. If so, please provide a footnote to the Annual Fund Operating Expenses Table stating that (i) amounts may be recouped only within three years from the date of waiver or reimbursement and (ii) a Fund’s total expenses, including any amounts recouped, must be limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

Response: The Registrant has included the requested footnote.

5.

Comment: Please remove the third sentence of the narrative regarding the Example, as it is not required by Item 3 of Form N-1A, and please revise the second sentence to conform with Item 3 of Form N-1A.

Response: The Registrant has made the requested changes.

Principal Investment Strategies/Principal Risks

6.

Comment: Do the Funds plan to utilize leverage or derivatives as a principal investment strategy? If so, please confirm that disclosure for any principal investment related to derivatives is tailored specifically to how the Fund expects to be managed and addresses those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type (see Barry Miller letter to ICI, July 30, 2010).

Response: The Funds will not invest significantly in derivatives. The Registrant has reviewed the disclosure included in the Registration Statement regarding derivatives and confirmed that disclosure for any principal investment is tailored specifically to how the Fund expects to be managed.

Performance

7.

Comment: Pursuant to Item 4(b)(2) of Form N-1A, if a Fund’s fiscal year is other than a calendar year, please include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

Response: The Registrant will include the requested return information, as applicable.

Management of the Fund

8.	Comment: Please revise the term “Investment Manager” to “Investment Adviser” as appropriate throughout the document, as “manager” is not used in Form N-1A.

Response: The Registrant has revised the Item 5(a) and Item 10(a)(1) headings to “Investment Adviser” to align with the terminology used in Form N-1A.

Additional Information about the Funds

9.	Comment: Pursuant to Item 9(a) of Form N-1A, state each Fund’s investment objective in the “Additional Information about the Funds” section.

Response: The Registrant has added each Fund’s investment objective to the noted section.

Additional Information about the Funds’ Principal Investment Strategies

10.

Comment: The Prospectus states, “For purposes of this prospectus, non-U.S. issuers are generally non-U.S. governments or companies either domiciled outside the U.S. or traded on non-U.S. exchanges, but the portfolio managers may make a different designation in certain circumstances.” Please explain what the second portion of the sentence means.

Response: The noted language has been replaced with the following:

For purposes of this prospectus, non-U.S. issuers are generally non-U.S. governments or companies (i) that are organized under the laws of, or have a principal place of business in, a non-U.S. country; (ii) for which the principal securities market is outside the U.S.; (iii) that derive at least 50% of their total revenues or profits from goods that are produced or sold, investments made, or services performed outside the U.S.; or (iv) at least 50% of the assets of which are located outside the U.S.

Information about the Funds’ Non-Principal Investment Strategies

11.

Comment: In the section titled “Information About the Fund’s Non-Principal Investment Strategies,” the Registrant includes “Cyber Security Risk” and “Market Disruption and Geopolitical Risk.” Please confirm whether this is the appropriate location for these risks in the Prospectus.

Response: The noted heading and section have been revised to include non-principal investment strategies and risks.

12.

Comment: As a result of the COVID pandemic, significant market events have occurred since this registration statement was filed. Please consider whether the portfolio disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant notes the inclusion of “Market Disruption and Geopolitical Risk” in the Prospectus and has determined that no additional disclosure is warranted at this time.

Management Fees

13.	Comment: It appears the “Management Fees” chart is included twice. Please revise accordingly.

Response: The Registrant has confirmed that the Management Fees chart will only be included once.

Statement of Additional Information

Cover Page

14.	Comment: Please disclose the Funds’ website on the cover of the SAI.

Response: The Registrant has included the website on the cover of the SAI.

Investment Policies and Strategies

15.	Comment: Please explain the meaning of “delta or beta mismatches.”

Response: The “contracts for differences” disclosure in the SAI has been revised to explain that delta or beta mismatches delta or beta mismatches refers to when movements in the underlying reference assets prices are not reflected in the price changes in the derivative used to gain exposure to that asset.

16.	Comment: Pursuant to Item 16(b) of Form N-1A, please describe the risks of the derivative investments described under “Investment Policies and Strategies.”

Response: The Registrant has revised the noted section to describe certain risks of investments in derivative investments.

17.

Comment: We note that “Borrowings” is included under “Investment Policies and Strategies.” If the Funds plan to utilize leverage, please consider the appropriateness of including a leverage risk in the Prospectus.

Response: The Registrant does not expect to utilize leverage as part of its principal investment strategies and so has not added leverage risk to the Prospectus at this time.

Investment Restrictions

18.	Comment: Pursuant to Form N-1A Item 16(c)(1)(iv), please revise fundamental policy 4 to add “or group of industries.” Please provide specific details applicable groups of industries.

Response: The Registrant has made the requested change.

Management of the Trust

19.	Comment: Please revise the principal occupation(s) of Lloyd A. Wennlund to provide the date range of his role as independent contractor.

Response: The Registrant has updated Mr. Wennlund’s principal occupations.

20.

Comment: Pursuant to Item 17(a)(1), Instruction 2, for each trustee who is an interested person, please describe in a footnote or otherwise the relationship, events or transactions by reason of which the director is an interested person.

Response: The Registrant has added the requested footnote for each trustee who is an interested person of the Registrant.

21.	Comment: There appears to be a printing error in the Officer’s table. Please confirm that the table displays correctly.

Response: The Registrant has confirmed that the table is formatted correctly.

The Investment Manager

22.	Comment: Pursuant to Item 19(a)(1) of Form N-1A, please provide the general nature of Polar Capital Holdings plc’s business, and disclose, if material, its business history.

Response: The Registrant has added the requested disclosure.

23.	Comment: Consider disclosing that the Investment Management Agreement may also be terminated in the event of its assignment.

Response: The Registrant has revised the description of the Investment Management Agreement to disclose that it will terminate automatically in the event of its assignment.

24.

Comment: The Fund states, “The Manager may also co-invest in an investment alongside a client or client fund, either directly or indirectly, or invest in any entity which forms part of client fund’s assets.” This sentence appears to discuss engaging in practices that may be prohibited by Section 17 of the 1940 Act. State any exemptive relief that the Manager or Fund has obtained in this area and how it applies, or why this section does not constitute prohibited action under the 1940 Act.

Response: The noted statement regarding co-investments by the Manager has been removed from the SAI; the Fund and the Manager will not engage in practices prohibited by Section 17 of the 1940 Act.

Share Purchases and Redemptions

25.

Comment: Pursuant to Item 11(c)(4) of Form N-1A, please describe the circumstances, if any, under which the Funds may redeem shares automatically without action by the shareholder in accounts below a certain number or value of shares.

Response: The Funds will not redeem shares automatically without action by the shareholder in accounts below a certain number or value of shares.

Proxy Voting Policies and Procedures

26.	Comment: Please provide detail regarding the adviser’s proxy service provider and how it factors into proxy voting for the fund.

Response: The Manager will conduct proxy voting through its appointed proxy advisor, Institutional Shareholder Services (“ISS”). The noted section has been revised accordingly.

Financial Highlights

27.	Comment: The Financial Highlights section appears to be incomplete. Please revise as necessary to comply with Item 13 of Form N-1A.

Response: The financial highlights will be provided in a pre-effective amendment to the Registration Statement.

Appendix A

28.	Comment: When available, please provide Appendix A of the SAI regarding the Registrant’s policies regarding shareholder nominations.

Response: The Registrant will include Appendix A of the SAI regarding the Trust’s policies regarding shareholder nominations in a pre-effective amendment to the Registration Statement.

*        *         *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece
Jessica L. Reece, Esq.

cc: John Loder, Esq. Barbara J. Nelligan